Exhibit (e)(22)

EXECUTION VERSION

March 2, 2020

Re:	Treatment of Equity Awards Granted On or After January 1, 2020

Dear Jonathan:

In connection with the transactions contemplated by the Business Combination Agreement to be entered into between THERMO FISHER SCIENTIFIC INC. (“Triton”) and QIAGEN N.V. (“Quebec”) (the “BCA”) and in consideration for the terms of your continued employment with Triton following the Settlement (as defined in the BCA), you hereby acknowledge and agree that any time- or performance-based restricted stock units granted to you by Quebec on or after January 1, 2020 and prior to the Settlement shall not vest at the Settlement and instead, in accordance with Section 11.3 of the BCA, shall be converted at the Settlement into Triton time-based restricted stock units (“Triton RSUs”), which shall vest as to 25% of such Triton RSUs at the Settlement, 25% on the first anniversary of the Settlement (subject to your continued service with Triton through such date), and 50% on the second anniversary of the Settlement (subject to your continued service with Triton through such date), in each case with any applicable performance conditions deemed earned assuming 100% achievement of target levels. Any Triton RSUs that vest in accordance with this paragraph shall be settled for shares of Triton common stock within sixty (60) days following the applicable vesting date.

In the event that prior to the full vesting of the Triton RSUs, (i) your employment with Triton is terminated without “Cause” (as defined in the Quebec 2014 Stock Plan) or (ii) you resign your employment with Triton for “Good Reason (as defined in Annex A), in each case during the twenty-four (24)-month period following the Settlement, subject to your execution of a release of claims in a form provided by Triton, any converted Triton RSUs that remain unvested as of the date of your termination of employment shall vest in full immediately and shall be settled for shares of Triton common stock within sixty (60) days following the date of your termination of employment.

The proposed terms of your employment with Triton following the Settlement are set forth on Annex B hereto and are based in part on the description of your current terms of employment as provided by Quebec to Triton prior to the date hereof.

If the Settlement does not occur, this letter shall be null and void ab initio. If you have any questions, please feel free to contact Martin Van Walsum, Triton’s Vice President, Executive Compensation by e-mail at [Email]. Please indicate your agreement to the terms described herein by signing this letter in the space provided below.

Sincerely,
By:	/s/ Martin Van Walsum
Name:	Martin Van Walsum
Title:	Vice President, Executive Compensation

Acknowledged and Agreed:

By:	/s/ Jonathan Sheldon
Name:	Jonathan Sheldon

Annex A

“Good Reason” shall be defined as the occurrence, without your written consent, of any of the events or circumstances set forth in clauses (a) through (c) below:

(a)

a material and continuing diminution of your position, duties, authority or responsibilities in the operation and management of Triton as compared to the position, duties, authority or responsibilities offered by Triton effective as of the Settlement (in accordance with Annex B); provided, that any diminution in your position, duties, authority or responsibilities that occur as a result of the transactions contemplated by the BCA, including but not limited to Quebec’s no longer being an independent publicly traded company, shall not constitute Good Reason;

(b)	a material reduction in your then current annual base salary from the proposed annual base salary set forth on Annex B; or

(c)

a change by Triton in the location at which you perform your principal duties for Triton to a new location that is more than fifty (50) miles from the location at which you performed your principal duties for Quebec on the date immediately prior to the Settlement.

provided, however, that your termination of your employment shall not be deemed to be for Good Reason unless (i) you have notified Triton in writing describing the occurrence of one or more Good Reason events within 90 days of such occurrence, (ii) Triton fails to cure such Good Reason event within 30 days after its receipt of such written notice and (iii) your termination of employment occurs within six months following the initial occurrence of the applicable Good Reason event.

Summary of Proposed Employment Offer

Jonathan Sheldon

	Current	Proposed
Salary	£300K	£313.2K (including rollover of deferred compensation contribution)

Target Bonus	52% of base salary	52% of base salary

Target Total Cash	£456K	£476K

Long-Term Incentive Award	2020 Annual Grant: ~$1.1 M 2019 Annual Grant: ~$1.3 M October 31, 2018 Commitment PSU Grant: 50,000 units (~$1.8 M @ $36.30 closing price) 2018 Annual Grant: ~$800K

$1 M Founders Grant shortly after Closing

50% Options / 50% time-based restricted stock units (“Time RSUs”)

$500K Annual Grant in 2022 and ongoing Standard Band 11/12 Mix

Commitment PSU program will discontinue

Total Direct Comp (ongoing)		~ £866K

Other Benefits:

Synergy Bonus		Up to £163K Maximum (~1x Target Bonus) Payable based on 2021 (33%) and 2022 (67%) performance

Deferred Compensation Plan	£20,000 annual contribution	Discontinues at Closing

Notes:

•

Your unvested stock units granted in 2019 and prior, including the Target number of 2018 Commitment PSUs, will accelerate and vest at Closing. We will convert the 2020 Performance Stock Units (PSUs), assuming 100% achievement of target levels, to Thermo Fisher Time-Based Restricted Stock Units (Time RSUs) at Closing. The number of Time RSUs will be adjusted based on the relative price of the acquisition and the closing price of TMO shares on the Closing date.

The Time RSUs resulting from that conversion will vest 25% at Closing, 25% on the first anniversary of Closing, and 50% on the second anniversary of Closing. If, prior to the scheduled vesting date, your employment is terminated as a result of death or disability, or if you are involuntarily terminated without Cause, all Time RSUs received through the exchange would vest in full.

•

Upon our gaining a more complete understanding of current tax issues around the transaction, and to the extent applicable to you, we will also work with you between signing and closing to explore the available alternatives to minimize / mitigate individual taxes and Code Section 280G excise tax exposure, including researching potential equity replacement / tax deferral arrangements.